November 1, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Pacira Pharmaceuticals, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Pacira Pharmaceuticals, Inc. (the “Company”) is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $86,250,000 of Common Stock, $0.001 par value per share, of the Company.

This filing is being effected by direct transmission to the Commission’s EDGAR System. On Friday, October 29, 2010, in anticipation of this filing, the Company caused the filing fee of $6,150.00 to be wire transferred to the Commission’s account at the Silicon Valley Bank in Santa Clara, California.

The Registration Statement relates to the Company’s initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.

Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

Please contact the undersigned at (650) 858-6016 with any questions or comments you may have regarding this filing.

Wilmer Cutler Pickering Hale and Dorr LLP, 950 Page Mill Rd., Palo Alto, CA 94304

Beijing    Berlin    Boston    Brussels    Frankfurt     London    Los    Angeles    New    York    Oxford    Palo    Alto     Waltham    Washington

Securities and Exchange Commission

November 1, 2010

Very truly yours,

/s/ Joseph K. Wyatt

Joseph K. Wyatt

cc:	David Stack, Chief Executive Officer, Pacira Pharmaceuticals, Inc.

James Scibetta, Chief Financial Officer, Pacira Pharmaceuticals, Inc.